KMX TECHNOLOGIES, LLC

(LIMITED LIABILITY COMPANY)

Financial Statements

For the years ended December 31, 2021 and 2020

SM CPAS, P.C.

Table of Contents

SM CPAS, P.C.

10 NEW KING STREET, SUITE 118, WHITE PLAINS, NY 10604
914-397-1850 \FAX 914-397-1854

Independent Auditor's Report

To the Member's
KMX Technologies, LLC
Wilmington, Delaware 19801

We have audited the financial statements of KMX Technologies, LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income and members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of KMX Technologies, LLC. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of KMX Technologies, LLC and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing KMX Technologies, LLC's ability to continue as a going concern in accordance with accounting principles generally accepted in the United States of America.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements. As part of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism throughout the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.

SM CPAS, P.C.

SM CPAS, PC
White Plains, New York
March 30, 2022

KMX Technologies, LLC
Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
Current Assets		
Cash and cash equivalents	$ 517,198	$ 233,507
Intellectual property	255,202	300,366
Total Current Assets	772,400	533,873
Property and Equipment		
Furniture and fixtures, and equipment	141,818	72,222
Accumulated depreciation	(36,963)	(13,241)
Total Property and Equipment	104,855	58,981
Security deposits	1,750	1,750
Total Assets	$ 879,005	$ 594,604

Liabilities and Members' Equity

	2021	2020
Current Liabilities		
Accounts payable and accrued expenses	$ 76,152	$ 46,275
Capital lease payable – current portion	9,700	-
Total Current Liabilities	85,852	46,275
Long Term Liabilities		
Capital lease payable – non current portion	26,316	-
Note payable	326,825	117,306
Total Long-Term Liabilities	353,141	117,306
Total Liabilities	438,993	163,581
Members' Equity	440,012	431,023
Total Liabilities and Members' Equity	$ 879,005	$ 594,604

See independent auditor's report and notes to the financial statements.

KMX Technologies, LLC
Statement of Income and Members' Equity
For the years ended December 31, 2021 and 2020

	2021	2020
Revenue	$ 15,000	$ -
Expenses:		
Professional fees	558,458	94,485
Research and development	32,943	-
Depreciation expense	23,722	13,241
Shipping & freight expenses	1,805	1,816
Repairs and maintenance	6,495	712
Rent expense	33,480	7,231
Utilities	4,329	1,016
Insurance expense	21,721	2,571
Interest expense	12,925	500
Marketing	4,885	-
Equipment rental	7,014	-
Travel expense	4,904	-
Office expense	5,133	1,127
Total expenses	717,814	122,699
(Loss) from operations	$ (702,814)	$ (122,699)
Other Income		
Gain on sale of equipment	-	1,500
Net Income (Loss)	$ (702,814)	$ (121,199)
Members' Equity, Beginning of Year	431,023	-
Members' Contributions	711,803	552,222
Members' Equity, End of Year	$ 440,012	$ 431,023

See independent auditor's report and notes to the financial statements.

KMX Technologies, LLC
Statements of Cash Flows
For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net income (loss)	$ (702,814)	$ (121,199)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	23,722	13,241
Changes in assets (Increase) decrease:		
Intellectual property	45,164	(300,366)
Security deposits	-	(1,750)
Changes in liabilities increase (decrease):		
Accounts payable and accrued expenses	29,877	46,275
Net Cash Provided by Operating Activities	(604,051)	(363,799)
Cash flows from investing activities:		
Purchase of property and equipment	(69,596)	(72,222)
Net cash used in investing activities	(69,596)	(72,222)
Cash flows from financing activities:		
Proceeds from capital lease payable	36,016	-
Proceeds from note payable	209,519	117,306
Members' contributions	711,803	552,222
Net cash provided by financing activities	957,338	669,528
Net increase in cash	283,691	233,507
Cash and cash equivalents at beginning of year	233,507	-
Cash and cash equivalents at end of year	$ 517,198	$ 233,507
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 12,925	$ 500

See independent auditor's report and notes to the financial statements.

Note A – Nature of Activities and Summary of Significant Accounting Policies

Nature of Activities

KMX Technologies, LLC. (The "Company") located in 108 West 13th Street, Wilmington, Delaware 19801 and is a Delaware limited liability company formed on February 12, 2020. The Company is also registered to do business in the state of Texas. Through its propriety membrane distillation technology, the Company is accelerating energy storage with its direct lithium recovery enhancement processes, sustainably sources critical minerals necessary for next generation supply chains and infrastructure, and is advancing wastewater treatment.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("US GAAP").

Liquidity

As of December 31, 2021, the Company had accumulated losses of $824,013. Management has performed an assessment of the Company's ability to continue as a going concern. The Company intends to position itself to raise funds through the capital markets. As of the date of the issuance of the report, the Company had raised over $800,000 to provide sufficient liquidity to fund operations for the next twelve months after a successful close of funding.

Revenue Recognition

The Company recognizes revenues in accordance with ASC Topic 605, *Revenue Recognition*, which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred, title of goods is passed to the customer, and the price is fixed or determinable and collectability is assessed and is probable.

The Company determines revenue recognition through the following steps:
- build-own-operate long-term lease model
- revenue is recognized through a monthly rental fee under long term contract
- technology license
- identification of the contract, or contracts, with the customer
- identification of the performance obligations in the contract
- determination of the transaction price
- allocation of the transaction price to the performance obligation in the contract
- recognition of revenue when the Company satisfies its performance obligations

See independent auditor's report.

Note A - Summary of Significant Accounting Policies (continuation)

Revenue Recognition - continued

The primary source of revenue for the Company is lease or rental revenue under a build-own-operate rental model for the company's proprietary technology and systems for treating water, enhancing lithium production, or recovering critical minerals. Revenue from these contracts is recognized when the Company has completed its performance obligations under a contract and the service is provided to the client. The Company believes that the performance obligation is satisfied upon the completion of services.

Use of Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and revenues as of December 31, 2021 and 2020, and expenses for the years ended December 31, 2021 and 2020. Actual results could differ from estimates made by management.

Cash and Cash Equivalents

Cash balances are held in U.S. banks. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company maintains its cash balances in highly rated financial institutions. At times, cash balances may exceed federally insurable limits.

Property and Equipment, net

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The costs of additions and betterments are capitalized, while repair and maintenance costs are charged to operations in the periods incurred. Depreciation for the years ended December 31, 2021 and 2020 were $23,722 and $13,241, respectively.

Note B - Note Payable

On August 31, 2020, the Company entered into a loan agreement with Antelope Water Management, LLC and KMX-Antelope Holdings LLC (the "lenders") whereas the lenders provided the Company a loan of $117,306. An additional loan of $200,000 was added to the agreement in 2021. The maturity date of the loans, originally December 31, 2020, was subsequently extended indefinitely, and will be re-paid at the option of the Company or the lender. The Company shall repay the unpaid principal in U.S. dollars. The loan shall bear interest at a rate per annum equal to 3%, and the interest will be accrued in USD and shall be paid at the time of payment. During the years ended December 31, 2021 and 2020, the Company incurred interest expense of $9,519 and $500 respectively.

See independent auditor's report.

Note C – Capital Lease Payable

The Company entered into a capital lease for equipment in 2021. A summary of assets that were being leased under arrangements classified as capital leases at December 31, 2021 and 2020 is as follows:

	2021
Equipment	$ 42,600
Accumulated depreciation	(6,390)
	$ 36,210

Depreciation expense for equipment on capital lease was $6,390 for the year ended December 31, 2021.

Future minimum lease payments at December 31, 2021 are as follows:

Year ending December 31,	
2022	9,700
2023	10,869
2024	12,179
2025	3,268
	36,016
Less current portion	9,700
Long-term portion	$ 26,316

Note D - Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation -Stock Compensation ("ASC 718"). ASC 718 addresses all forms of share-based payment ("SBP") awards including shares issued under employee stock purchase plans and stock incentive shares. Under ASC 718 awards result in a cost that is measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations. Stock-based awards with vesting conditions other than service are recognized based on the probability that those conditions will be achieved. The Company accounts for forfeitures as they occur.

Note E - Income Taxes

The Company elected Limited Liability Company status for Federal and Delaware State tax purposes, effective December 31, 2020.

See independent auditor's report.

Note E - Income Taxes - Continued

No Federal or State income tax provision has been made in the accompanying financial statements since the members are required to report their respective share of the Company's income and expense in their individual income tax returns based on their ownership. The Company is exempt from the application of ASC 740, Income Taxes, which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. In the United States, an s corporation is not subject to tax, because their earnings and losses are passed directly to the owners and taxed at that level. ASC 740 does not apply to such entities.

Note F - Subsequent Events

These financial statements were approved by management and available for issuance on March 22, 2022. Management has evaluated subsequent events through this date.

See independent auditor's report.